UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 0)*

ASPEN TECHNOLOGY INC

(Name of Issuer)

COMMON

(Title of Class of Securities)

045327103

(CUSIP Number)

EDWARD LUDWIG IV

444 NORTH MICHIGAN AVENUE, SUITE 2905

CHICAGO, IL 60611

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

OCTOBER 30, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045327103	13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueSpruce Master Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 892,765
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 892,765
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,765
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 045327103	13G	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WhiteSpruce Master Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,575,332
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,575,332
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,332
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 045327103	13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueSpruce Fund GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 892,765
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 892,765
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,765
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 045327103	13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WhiteSpruce Fund GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,575,332
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,575,332
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,575,332
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 045327103	13G	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueSpruce Investments, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,468,097
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,468,097
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,468,097
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 045327103	13G	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Hurd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,468,097
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,468,097
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,468,097
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 045327103	13G	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward Magnus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,468,097
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,468,097
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,468,097
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 045327103	13G	Page 9 of 13 Pages

Item 1.	(a)	Name of Issuer Aspen Technology Inc.

	(b)	Address of Issuer’s Principal Executive Offices 20 Crosby Drive Bedford, MA 01730

Item 2.	(a)

Name of Person Filing

This Schedule 13G is being filed jointly by BlueSpruce Master Fund LP (“BlueSpruce Fund”), WhiteSpruce Master Fund LP (“WhiteSpruce Fund”), BlueSpruce Fund GP LLC (“BlueSpruce GP”), WhiteSpruce Fund GP LLC (“WhiteSpruce GP”), BlueSpruce Investments, LP (“BlueSpruce Investments”), and Timothy Hurd and Edward Magnus (each a “Manager”, collectively the “Managers”, and together with BlueSpruce Fund, WhiteSpruce Fund, BlueSpruce GP, WhiteSpruce GP and BlueSpruce Investments, the “Reporting Persons”).

	(b)	Address of the Principal Office or, if none, residence The address of the principal place of business of each of the Reporting Persons is 444 North Michigan Avenue, Suite 2905 Chicago, IL 60611

(c)

Citizenship

(i) BlueSpruce Fund is a Cayman Islands exempted limited partnership; (ii) WhiteSpruce Fund is a Cayman Islands exempted limited partnership; (iii) BlueSpruce GP is a Delaware limited liability company; (iv) WhiteSpruce GP is a Delaware limited liability company; (v) BlueSpruce Investments is a Delaware limited partnership; (vi) Timothy Hurd and Edward Magnus are both individuals who are United States citizens.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 045327103

CUSIP No. 045327103	13G	Page 10 of 13 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 045327103	13G	Page 11 of 13 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

BlueSpruce Fund – 892,765*

WhiteSpruce Fund – 2,575,332*

BlueSpruce GP – 892,765*

WhiteSpruce GP – 2,575,332*

BlueSpruce Investments – 3,468,097*

Each of the Managers – 3,468,097*

(b)	Percent of class: BlueSpruce Fund – 1.3%* WhiteSpruce Fund – 3.8%* BlueSpruce GP – 1.3%* WhiteSpruce GP – 3.8%* BlueSpruce Investments – 5.1%* Each of the Managers – 5.1%*

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: BlueSpruce Fund – 892,765* WhiteSpruce Fund – 2,575,332* BlueSpruce GP – 892,765* WhiteSpruce GP – 2,575,332* BlueSpruce Investments – 3,468,097*

	(ii)	Shared power to vote or to direct the vote: Each of the Managers – 3,468,097*

	(iii)	Sole power to dispose or to direct the disposition of: BlueSpruce Fund – 892,765* WhiteSpruce Fund – 2,575,332* BlueSpruce GP – 892,765* WhiteSpruce GP – 2,575,332* BlueSpruce Investments – 3,468,097*

	(iv)	Shared power to dispose or to direct the disposition of: Each of the Managers – 3,468,097*

*	The Common Stock of the Issuer (the “Shares”) reported herein are held by BlueSpruce Fund and WhiteSpruce Fund (together the “Funds”), which are managed by BlueSpruce GP and WhiteSpruce GP (together the “General Partners”) and BlueSpruce Investments (the “Investment Manager”). In their capacities as the managers of the Funds, the General Partners, Investment Manager and individual Managers have the power to vote and the power to direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the General Partners, Investment Manager and individual Managers may be deemed to beneficially own the Shares. This report shall not be deemed an admission that the General Partners, Investment Manager, the Funds or any other person included in this report is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Pursuant to Reg. Section 240.13d-4, each of the Reporting Persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest herein.

CUSIP No. 045327103	13G	Page 12 of 13 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ] .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

CUSIP No. 045327103	13G	Page 13 of 13 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 9, 2020

BlueSpruce Master Fund LP		Individuals:

By:	BlueSpruce Fund GP LLC	/s/ Timothy Hurd
	Its General Partner	Name: Timothy Hurd

By:	/s/ Timothy Hurd	/s/ Edward Magnus
	Name: Timothy Hurd	Name: Edward Magnus
Title: Managing Director

WhiteSpruce Master Fund LP

By:	WhiteSpruce Fund GP LLC
Its General Partner

By:	/s/ Timothy Hurd
Name: Timothy Hurd
Title: Managing Director

BlueSpruce Fund GP LLC

By:	/s/ Timothy Hurd
Name: Timothy Hurd
Title: Managing Director

WhiteSpruce Fund GP LLC

By:	/s/ Timothy Hurd
Name: Timothy Hurd
Title: Managing Director